Filed by BlackRock MuniYield Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield Arizona Fund, Inc.

File No. 333-248768

Date: February 2, 2021

YOUR VOTE IS IMPORTANT TO US - PLEASE VOTE TODAY!

Dear Shareholder,

Time is running short and the Joint Special Shareholder Meeting is rapidly approaching! You are receiving this IMPORTANT REMINDER notice because you have not voted on an important proposal(s) regarding your fund that will benefit you as a shareholder. We strongly encourage you to vote your shares “FOR” the proposal(s) prior to February 12, 2021, which is when the joint special meeting of shareholders of the below fund has been adjourned to:

BLACKROCK MUNIYIELD ARIZONA FUND, INC. (MZA)

The Board of Directors of the Fund recommends that you vote “FOR” the approval of the applicable proposal(s).

Voting now will minimize additional costs for the Fund and you as a shareholder.

1. Vote Online	2. Vote by Phone

by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC (“Georgeson”), the Fund’s proxy solicitor toll free at 1-866-767-8867.

If you have any questions about the proposals, please call Georgeson, toll free at 1-866-767-8867.

If you have already voted, please disregard this notice.

Thank you for voting!

MQY_RMD10